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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March, 2002

PE
3-31-02

Mentergy Ltd., (Formerly Gilat Communications Ltd.)
(Translation of Registrant's name into English)

4 Hachilazon Street
Ramat-Gan, Israel
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 or Form 40-F.
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________________.)

This Report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 of Mentergy Ltd. (Formerly Gilat Communications Ltd.) (Registration No. 333-11684 and 333-13132).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MENTERGY LTD.

By: Eytan Mucznik
Title: CFO

Date: September 9, 2002

This Form 6-K consists of:

1. Press Release of Mentergy Ltd., dated May 13, 2002, reports New Release of LearnLinc® 6.0 to Lead the Live Learning Market With Enhanced Functionality and Groundbreaking Features.

2. Press Release of Mentergy Ltd., dated May 22, 2002, reports that John Bryce Training UK Ltd. (formerly Aris Education) in Formidable Realignment Brings Mentergy's World Class e-Learning tools to the UK.

3. Press Release of Mentergy Ltd., dated May 28, 2002, reports that Sify e-Learning Launches Pay-per-use Internet-based Virtual Classroom Services of Mentergy

4. Press Release of Mentergy Ltd., dated June 3, 2002, reports that Mentergy Announces Designer's Edge® Compatibility with Macromedia Dreamweaver.

5. Press Release of Mentergy Ltd., dated June 19, 2002, reports that Mentergy Announces First Quarter Results and Additional Funding Agreement with Shareholders and Major Creditors.

6. Press Release of Mentergy Ltd., dated June 19, 2002, reports that Mentergy Releases TrainNet® 5.0, an Open, Broadband Distance Learning Platform .

7. Press Release of Mentergy Ltd., dated June 26, 2002, reports that Mentergy to Apply for Transfer to Nasdaq Small Cap Market.

8. Press Release of Mentergy Ltd., dated July 1, 2002, reports that Mentergy Ltd. Announces Closing of the Agreement to Spin-Off Its Satellite-Based Communications Services Business.

9. Press Release of Mentergy Ltd., dated July 23, 2002, reports that Mentergy to Transfer to Nasdaq Small Cap Market UK IT Training Subsidiary Shuts Down its Operations

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report of this form shall furnish whatever information, not required to be furnished on form 40-F or previously furnished, such issuer (i) maker or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12 (b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) (17 CFR 240.12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English languages of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or report, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. If no event are copies of original language documents or reports required to be furnished.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy to Transfer to Nasdaq Small Cap Market
UK IT Training Subsidiary Shuts Down its Operations

Ramat Gan, Israel (July 23, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, announced that it has received the approval of Nasdaq for a transfer to Nasdaq's Small Cap Market. The transfer will be effective July 24, 2002. The ticker symbol will remain MNTE.

Mentergy also reported that, as part of its strategy to reach profitability, it has shut down its IT training activity in the UK, and that it had agreed with the principal secured creditor of its IT training UK subsidiary to place that subsidiary in receivership. The secured creditor and the receiver are making efforts to sell the activities of the subsidiary's business. The company will not receive any proceeds of such sale, and expects to write-off this investment.

Mentergy will continue to focus on IT training activities in Israel, Turkey, Hungary, Germany and in other markets that show potential growth and profit.

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprises the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe. Mentergy's majority-owned subsidiary, Gilat Satcom Systems, supplies VSAT service, as well as point to point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-75357624
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Ltd. Announces Closing of the Agreement to Spin-Off Its Satellite-Based Communications Services Business

July 1, 2002, Ramat Gan, Israel, Mentergy(TM), Ltd. (Nasdaq: MNTE), the global provider of training and Learning solutions, announced the closing of the sale of two wholly owned subsidiaries, Gilat Satcom Ltd., and Israsat International Communications Ltd., which comprise its satellite-based communications services business (together, "**Gilat Satcom**").

The shares of Gilat Satcom were purchased by Lito Ofsset "Ziv" Ltd., an Israeli company ("**Ziv**"), whose shares are traded on the Tel Aviv Stock Exchange, in exchange for the issuance to Mentergy of new shares of Ziv, such that Mentergy holds 70% of the outstanding ordinary shares of Ziv on a fully diluted basis. Ziv is expected to change its name to "Gilat Satcom Systems Ltd."

"This transaction furthers our focus on becoming a world-wide company that specializes and focuses in advanced corporate training and learning services", says Ziv Mandl, Co-CEO of Mentergy. "We believe that as a public traded company Gilat Satcom will strengthen its position as a leading provider of communication services in Israel and abroad and be able to examine future strategic opportunities."

About Gilat Satcom

Gilat Satcom and Israsat Communications (together – "**Gilat Satcom**") was established approximately 10 years ago, and today it is a leading provider of satellite based communication services in Israel. Gilat Satcom offers its customers private networks communication services in Israel, international communication services and Internet access services to companies and organizations world-wide, based on satellite technologies. Today, Gilat Satcom maintains approximately 2,500 sites in private communication networks for leading organizations in Israel, including among others health services organizations, National Sports betting and Lottery, universities, financial institutes and government institutions. Gilat Satcom also operates international

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

communication services, point to point satellite links and Internet backbone connectivity over satellite for information carriers, financial institutes and more, as well as satellite infrastructure for the e-Learning industry.

About Mentergy, Ltd.

Mentergy, Ltd. (NASDAQ:MNTE), is a global training and learning company, providing training, e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education KocBryce and Iqsoft JohnBryce Training Center), and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate" ``project" ``intend" ``expect" ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Releases TrainNet® 5.0, an Open, Broadband Distance Learning Platform

New Version Gives Corporations, Government Organizations and Universities

More Choice, Functionality, Ease-of-use and Lower Cost of Ownership

SALT LAKE CITY (June 26, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, today announced the immediate availability of TrainNet® 5.0, a new version of the company's highly scaleable, broadband virtual classroom application that provides video transmission, voice over IP, robust student/instructor interaction and other advanced tools to deliver any kind of instructional material over geographically dispersed e-Learning environments. TrainNet 5.0, unique in its ability to support multiple, live, instructor-led classrooms of both PC- and TV-based training on different levels of bandwidth connectivity, now also provides greater access to live and recorded classes for students with access to the TrainNet virtual campus, in addition to incorporating several self-paced learning enhancements, greater functionality, and ease-of-use improvements.

Designed to reach large numbers of geographically dispersed learning participants, corporations, government organizations and universities can implement TrainNet 5.0 without sacrificing the value of two-way communications together with a high level of interactivity. Business-units throughout current customer organizations provide programs ranging from collaborative product development and product training to live broadcasts from the executive staff.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

"With TrainNet 5.0, Mentergy makes video intensive IDL more affordable by enabling the use of less bandwidth and expanding the reach of the system to Web-based participants," said Ron Zamir, senior vice president, Mentergy Ltd. "This new version provides significant video engine and self-paced study enhancements, in addition to several other improvements, in response our customers' need for an easy-to-use, cost-effective, broadband IDL system."

New to TrainNet are several features/benefits, including:

- **Study*Net* / Expanded Internet Access** — Access to TrainNet from a Web-based student interface provides greater access to live and recorded classes for students with Internet connections or behind firewalls, enhancing an organization's ability to re-use courses in a self-paced manner. Through this browser-based interface, students can add themselves to TrainNet student lists, attend synchronous training sessions, and view reports.
- **MPEG-4 Audio/Video Engine** — Responding to customer need for the international de facto video standard which allows for higher quality video using lower bandwidth, TrainNet 5.0 incorporates the MPEG-4 Audio/Video Engine for low bandwidth video broadcasting. The new audio/video engine will allow bandwidth settings to be set between 28KBPS to 500KBPS, depending on the video quality required.
- **Record & Playback (Asynchronous Training)** — Enhancing 24x7 self-paced study, this new feature gives instructors the ability to record classes (including video) in a static file (that permits stop, pause and random access) so that students can view the course at anytime.
- **Course Builder PowerPoint Conversion** — Improving TrainNet's functionality is Course Builder with a new and easy-to-use interface and import feature to enable the conversion of PowerPoint presentations into HTML content for use in the TrainNet PC environment.
- **Ease-of-use Improvements** — TrainNet 5.0 includes improvements to database, instructor, and administrative control to provide for easier installation, management, and participation.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Pricing and Availability

TrainNet 5.0 is immediately available from Mentergy and includes TrainNet PC, StudyNet, TrainNet ITV, and TrainPad (optional). To receive a product demonstration or for information on pricing and product upgrades, contact 301-816-6954 or 301-518-7710. For detailed product specifications see the TrainNet brochure pdf at http://www.mentergy.com/products/live_elearning/trainnet/.

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training UK Ltd. in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe. www.mentergy.com

# # #

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy to Apply for Transfer to Nasdaq Small Cap Market

Ramat Gan, Israel (June 26, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE) announced that it has applied to Nasdaq for a transfer to Nasdaq's Small Cap Market. Mentergy had received a letter from Nasdaq informing Mentergy that Nasdaq intends to delist Mentergy's Ordinary Shares from trading on the Nasdaq National Market because Mentergy's publicly held shares have failed to maintain a minimum market value of $5,000,000 as required by Nasdaq rules. Mentergy will continue to be subject to the reporting requirements of the Securities and Exchange Commission.

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact:

Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.com

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Mentergy Announces First Quarter Results and Additional Funding Agreement with Shareholders and Major Creditors

June 19, 2002, Ramat Gan, Israel. Mentergy(TM), Ltd. (Nasdaq: MNTE), a leading global provider of corporate learning solutions, today announced financial results for the first quarter ended March 31, 2002, and the receipt of additional credit from its principal shareholders and bank creditors..

Revenues for the first quarter ended March 31, 2002 were $11.5 million compared to $20.1 million for the same period last year. Net loss in the first quarter narrowed to $3.5 million from $8.9 million in the first quarter of 2001. EBITDA excluding one-time charges of restructure and impairment charges for the first quarter was negative $1.2 million compared to negative $2.8 million in the same period last year, a significant decrease in losses despite a decrease in revenue. The reduction in loss was accomplished by implementation of a detailed cost reduction plan, which started in early 2001, and which was aimed at reducing operational expenses and increasing productivity and profitability. As a result, selling, general and administrative expenses were reduced to $5.5 million compared to $9.3 million in the first quarter of 2001, a decrease of 42 percent. Gross margin increased from 28.4 percent to in the first quarter of 2001 to 31.6 percent in the first quarter of 2002 .

The Company has elected to change the basis upon which it prepares its financial statements from Israeli GAAP to U.S. GAAP, as of the first quarter of 2002. Accordingly, the Company's financial statements for the first quarter of 2002 reflect the application of Financial Accounting Standards ("FAS") 142, which revises the accounting treatment for goodwill and other intangible assets. According to FAS 142 the Company reviewed its assets for impairment. The Company does not believe any goodwill impairment charges are required under FAS 142 despite its previous

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

announcement that it expected to incur such charges. Separately, the Company wrote down an investment of $880 thousand in the first quarter of 2002.

Eran Lasser, Co-CEO of Mentergy commented: "Our results reflect the continuous slowdown in the training industry, as evidenced by the results of other companies. We continue to take measures to adjust our cost base to the current revenues. During the past year we executed a turn-around plan targeted to reduce costs and reach profitability while maintaining and improving the quality of our services and products. We are confident in our ability to reach these goals."

Further to the announcement of the first quarter results, Mentergy announced it has reached an additional funding agreement with its principal shareholders and its major creditors. According to this agreement, the Company's principal shareholders and creditors will grant loans of $1.4 million, and will postpone repayment of existing loans by one year.

Eytan Mucznik, CFO of Mentergy, explained: "This additional funding agreement follows our refinancing agreement of December 2001, where $43 million of our debt was converted into capital, and an additional $2.9 million was invested. We believe the new agreement, together with other initiatives planned by the Company, will assist us in executing our restructuring plans and to reach profitability. We are encouraged by our shareholders' and banking partners' show of confidence in the Company"

First Quarter 2002, Highlights

Mentergy continues with its strategic goal to become a leader in corporate training using e-learning as a blended solution. The following previously announced events that took place during the first quarter of 2002 illustrate some of our efforts and successes in achieving this goal:

News

- A strategic partnership agreement with York Telecom™ for reselling Mentergy's broadband e-Learning solution - TrainNet™. York, a leading provider of visual communication solutions, including Distance Learning and Videoconferencing applications, will add Mentergy's live and on-demand enterprise solution for video training to its repertoire of leading-edge solutions.
- Mentergy won Israeli Minister Of Education's project the "Marathonet" - the biggest e-learning project for tutoring over 1,000 high-school students through Mentergy's virtual classroom technologies.
- Release of Designer's Edge 4.0 Enterprise. The new version will give trainers greater flexibility to develop for e-Learning or traditional instruction, improve the workflow and

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

standardization of a company's training courseware and provide server-based, enterprise-wide implementation.

- New Applicom Software Products appointed John Bryce Training as its exclusive authorized training center. New Applicom's products in Israel include: Business Objects , People Soft, BMC, Verity and more.
- Sun Microsystems appointed John Bryce Training as an authorized center for consulting and support in JAVA.
- Netbryce announced offering scholarships to students who graduated military technology units in the Israeli defense forces.
- John Bryce Training concluded ERP Oracle Application implementation Project at Pelephone Communications.
- John Bryce Training won an e-Learning project from Minister Of Education for tutoring high school students for computers matriculation exams in Israel through LearnLinc virtual classroom.
- John Bryce Training and senior officials in Tel Aviv University offers quality evaluation process for management projects in organizations

Awards

- John Bryce Training has won a excellence award from Microsoft Israel for outstanding performance – both in sales and unique training's of Microsoft infrastructures

New Courses – corporate training:

- XP System Management
- Master DBA upgrade – Oracle 9i
- Upgrade for Novel professionals – Netware 6
- Digital productions- with sound editing
- 3 D Studio Max – for beginners and advanced
- Mastering COM Development Using Visual C++
- Building Distributed Applications with COM+ Services and Microsoft Visual C++
- ICND course - Advanced course in communication for defining switches and Routers of Cisco
- Conferences: DRP – Disaster Recovery Plan, Oracle DBA'ce League 2002,

About Mentergy, Ltd.
Mentergy, Ltd. (NASDAQ:MNTE), is a global corporate training and learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd's North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe (Aris Education, KocBryce and Iqsoft JohnBryce Training Center), Global sales

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

and marketing operation that includes Mentergy Europe, Gilat Satcom and Israsat that supplies service for VSAT Network, Point to Point satellite links, Internet backbone connectivity over satellite, and satellite infrastructure for the e-Learning industry. www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words ``estimate" ``project" ``intend" ``expect" ``believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Mentergy to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Mentergy's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Mentergy's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Mentergy's proprietary technology and risks associated with Mentergy's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Mentergy business, reference is made to Mentergy's reports filed from time to time with the Securities and Exchange Commission.

-Tables to Follow-

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	March 31,		December 31,
	2002	2001	2001
	U.S $ in thousands		
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	1,563	19,540	1,212
Short-term investments	705	1,000	511
Accounts receivable:			
Trade	7,718	18,101	10,370
Receivable in respect of building to be disposed of			2,381
Other	1,022	2,087	4,482
Prepaid expenses	550	1,781	527
Inventories	2,262	4,687	2,428
Total current assets	13,820	47,196	21,911
INVESTMENTS AND LONG-TERM RECEIVABLES:			
Investment in associated company	277	2,063	275
Investment in other company	280	280	280
Severance pay fund	1,669	1,793	1,724
Other	1,940	1,541	1,920
	4,166	5,677	4,199
PROPERTY, PLANT AND EQUIPMENT, net	18,886	27,377	19,539
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	39,408	49,644	39,370
	76,280	129,894	85,019

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	March 31, 2002	March 31, 2001	December 31, 2001
	U.S $ in thousands		
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Short-term bank credit	3,921	52,755	4,280
Current maturities of long-term debt	3,447	3,024	3,450
Accounts payable and accruals:			
Trade	7,945	9,148	7,560
Other	9,908	10,811	14,278
Deferred revenues	2,826	6,871	2,528
Total current liabilities	28,047	82,609	32,096
LONG-TERM LIABILITIES:			
Convertible debentures	7,232	26,336	7,232
Excess of losses of an associated company over investments therein	71	--	1,011
Long-term debt, net of current maturities	18,570	7,500	18,776
Accrued severance pay	2,855	3,134	2,936
Other	876	--	1,043
Total long-term liabilities	29,604	36,970	30,998
Total liabilities	57,651	119,579	63,094
COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES			
MINORITY INTEREST	78	33	68
SHAREHOLDERS' EQUITY	18,551	10,282	21,857
	76,280	129,894	85,019

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

MENTERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001
	U.S $ in thousands (except per share data)		
REVENUES			
Learning Services and Solutions	9,249	17,278	56,619
Satellite-based communication services	2,223	2,805	10,345
Total Revenues	11,472	20,083	66,964
COST OF SALES:			
Learning Services and Solutions	5,785	10,243	33,757
Satellite-based communication services	2,046	2,977	9,117
Write-off of inventories	--	1,165	1,893
Total Cost of revenues	7,831	14,385	44,767
GROSS PROFIT			
Learning Services and Solutions	3,464	5,870	21,629
Satellite-based communication services	177	(172)	568
Total Gross profit	3,641	5,698	22,197
Research and development expenses	326	1,010	2,249
Selling, General and Administrative expenses	5,455	9,332	33,967
Amortization of goodwill and other intangible assets	24	953	3,530
Impairment of long-lived assets	880		9,762
Restructuring charges	80	1,288	6,220
Provision for doubtful accounts	20	267	31
OPERATING LOSS	(3,144)	(7,152)	(33,562)
EBITDA before restructure, write-off of inventories and impairment of assets	**(1,188)**	**(2,764)**	**(7,896)**

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001
	U.S $ in thousands (except per share data)		
OPERATING LOSS (carried from previous page)	(3,144)	(7,152)	(33,562)
Financial expenses – net	447	1,514	7,818
Other income (expenses) – net	41	64	(2,460)
Loss before taxes on income	(3,550)	(8,602)	(43,840)
Taxes on income	(56)	(66)	33
Loss before share in Losses of associated companies	(3,494)	(8,536)	(43,873)
Share in losses of associated companies	21	312	795
Minority interest	49	63	(113)
Extraordinary gain from restructuring of debt	--	--	16,291
NET INCOME (LOSS) FOR THE PERIOD	(3,564)	(8,911)	(28,264)
EARNINGS (LOSS) PER SHARE:			
Before extraordinary item	($0.55)	($1.37)	($14.68)
Extraordinary item	--	--	$5.37
Earnings (loss)	($0.55)	($1.37)	($9.31)

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

ASTD Booth #2536

Mentergy Announces Designer's Edge® Compatibility with Macromedia Dreamweaver

Mentergy Adds Instructional Design Capability to Macromedia Dreamweaver Through New Designer's Edge Extension

SALT LAKE CITY, UT (June 3, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, today announced at the ASTD 2002 International Conference & Exposition in New Orleans, La., the immediate availability of its Designer's Edge® extension for Macromedia Dreamweaver. The new extension enables collaborative and streamlined communication between Designer's Edge developers, content creators, designers, and Dreamweaver users to create Web-based training (WBT). With the extension, all team members are connected through Designer's Edge, the industry standard instructional design tool for trainers, a central repository for media and design information for their organization's training projects.

Effectively enhancing the instructional design capability of Dreamweaver, the extension integrates the Dreamweaver user into the training design team by enabling the developer to directly incorporate a remote view of the Designer's Edge project content into Dreamweaver, which eliminates the need to work separately off of hard copy storyboards or through lengthy face-to-face review processes.

"Mentergy recognizes Macromedia Dreamweaver as a major player in the development of Web-based training and as a complementary environment to our learning-

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

based design and development tools," said Ron Zamir, senior vice president, Mentergy, Inc. "By creating a marriage between a leading industry Web development tool and the leading instructional design pre-authoring environment, we have created, for the first time, an integrated suite to drive instructionally sound Web development for Web-based courseware. By adding a significant communication and a work process vehicle to Dreamweaver, as well as the instructional design support, we believe we are able to significantly lower development time for content creation and allow teams across large *organizations to work together to create instructionally sound content.*"

The Dreamweaver extension for Designer's Edge integrates a direct view into a Designer's Edge project from within Dreamweaver, including the content outline, storyboard, and all storyboard-associated content created by the design team, to develop an instructionally sound Dreamweaver WBT course.

"With the new extension, the Designer's Edge team can now work in parallel with the developer, leaving notes for the developer while he's working in Dreamweaver," said Carl Miner, Mentergy Inc. product manager. "On the flip side, as the Dreamweaver user is doing his magic, he can define graphic needs, or leave his issues, concerns and questions for the design team as well."

Pricing and Availability

The Dreamweaver extension for Designer's Edge is immediately available from Mentergy and free-of-charge to Designer's Edge users. The extension can be downloaded by visiting http://www.mentergy.com/products/authoring_design/designer/dreamweaver.

About Mentergy:

Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe.

www.mentergy.com

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

# # #

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

Sify e-Learning Launches Pay-per-use Internet-based Virtual Classroom Services of Mentergy

Ramat Gan, Israel (May 28, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, announced today that Satyam Education Services Ltd., the e-Learning subsidiary of Satyam Infoway Limited (Nasdaq National Market: Sify), is launching virtual classroom services as a hosted application service provider, in partnership with Mentergy. The virtual classroom services are powered by LearnLinc, an award-winning, live e-Learning platform featuring an instructor-led format with interactive components. These services are being made available over the Internet consequent to deregulation of VoIP in India.

The program is targeted toward corporate, educational and training organizations wanting to deliver synchronous, live interactive training to geographically dispersed students. The program is available on a pay-per-use basis. This means organizations do not have to invest in hardware, software, and human resources to implement the application.

George Zacharias, President and Chief Operating Officer of Sify, said, "LearnLinc is a powerful live e-Learning tool that has been used for years by many Indian companies and organizations worldwide. LearnLinc offers organizations a multitude of uses, such as sales and product training, review meetings, product road shows and online seminars — without incurring travel and related expenses. Educational institutions and training businesses will also find this a very powerful tool to support their distance learning programs. The pay-per-use pricing makes it affordable to organizations of all sizes."

"We are glad to be partnering with Satyam Education Services in this initiative," said Mentergy Vice President Gidi Nimoy. "India offers a vast potential for technology-enabled education and training solutions, and Sify has the infrastructure, market reach and expertise to make this a success. LearnLinc has gained a momentum in the Indian market due to its flexibility, ease of use, robustness and its quick integration into organizations."

According to V.M.Kumar, Head – Corporate Learning Solutions for Satyam Education Services, "Distance learning is a crucial target market. Today, corporations spend a great

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

deal of time and money in training their sales forces and employees who are located in numerous geographic locations. LearnLinc drastically reduces time to competence and training costs. Industry segments such as insurance, banking, and IT products and services, which witness rapid product and skill changes, will benefit most from this service."

The services launched by Satyam Education Services follow the successful launch of LearnLinc in India and the implementation of numerous e-Learning projects using LearnLinc worldwide. Mentergy's recent announcement of LearnLinc 6.0, which includes many enhancements such a video capability, places the virtual classroom services product among the top rated e-Learning tools for corporate, educational and training organizations.

About Satyam Education Services, Ltd.

Satyam Education Services Limited (SESL) is a wholly owned subsidiary of Satyam Infoway Limited (Nasdaq: SIFY), India's premier integrated Internet, networking and eCommerce services company. SESL is a comprehensive e-Learning solution provider. SESL has partnered with e-Learning industry leaders to bring world-class technology, tools and content services to the customers. SESL's services are targeted at corporate, educational institutions and e-Learning companies. SESL's list of clients include GE Capital, Ford, BNP Paribas, iFlex Solutions, Digital GlobalSoft, LG Electronics, ICICI Prudential,DSQ Software, SmithKline Beecham, Siemens, Thomas Cook, HCL Perot, SPJIMR, Satyam Computers and many more.
For more information, visit our site: www.seslcorp.com

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

# # #

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

The sum of the parts is greater than the whole – John Bryce Training UK Ltd. (formerly Aris Education) in Formidable Realignment Brings Mentergy's World Class e-Learning tools to the UK

- Name change to John Bryce Training UK Ltd
- Best of Breed blended solutions from THREE award-winning companies
- Proprietary e-Learning solutions & cutting-edge synchronous delivery platform

Ramat Gan, Israel (May 22, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, announces that John Bryce Training UK Ltd, (formerly known as Aris Education) unveils a succession of new developments, new products and capabilities that lift it into the big league. The changes are designed to build on award-winning foundations on both sides of the Atlantic, and make it the training partner of choice for major blue chip companies considering cost-effective blended solutions and larger IT training solutions.

Mentergy™, Ltd. and John Bryce Training operate across Europe and the US bringing a new approach to IT Training. John Bryce Training now combines cutting-edge proprietary e-learning services and tools with the long-standing reputation of Aris Education; a leading IT Technical training company famous for high-quality instructor-led training (ILT). The resulting blended solutions fall into the 'Best of Breed' category used by FTSE 100 and Fortune 500 companies throughout the world. These solutions have deliberately been designed so they do not require vast sums of investment.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

The strength of the new John Bryce Training UK Ltd. is that it successfully pools the talents and resources of not two, but three organizations that are all award-winners in their respective fields; Aris Education has won Microsoft's 'European Training Partner of the Year' three times in the last decade and John Bryce Training (the European training division of Mentergy™, Ltd.) has won the same award. Furthermore Mentergy™, Ltd. is an award-winner in the USA for its e-learning and blended solution tools. The latter include proprietary industry-standard content development tools and methodologies such as Quest, Designer Edge™ and Fast*Flex RCD* as well as a proprietary synchronous delivery platform called LearnLinc that can operate independently with any Learning Management System (LMS) if required. Some tools are already widely used by Mentergy™, Ltd.'s learning partners but these are now available direct for the first time in the UKwithout any third party restrictions, either as modules or as a complete package.

Mentergy is a leading global provider of blended e-Learning enterprise solutions with 21 years experience helping businesses make the cost-effective shift from traditional learning to a blended e-Learning approach. A sample from the list of clients includes American Express, Aetna, Boeing, Microsoft, Oracle, Countrywide, AT&T,WorldCom, United Airlines, Autodesk, 3M, Baan, British Aerospace, BT, Compaq (for its new iPaq), EDS, Ford Motor Co., Glaxo SmithKline, IBM, Lockheed Martin, Lucent Technologies, NASA, NATO, Nestle Food Co., PeopleSoft, Pepsi Cola, Reader's Digest, Shell Oil Company, Siemens, Times Mirror, Unilever, The World Bank and more.
John Bryce Training UK Ltd's services now cover:

- IT professional and developer courses
- Bespoke and managed training solutions
- Desktop, ERP, CRM and Bespoke Applications Training
- Courseware Development
- Consultancy

Managing Director and Vice President of Marketing for JBT Europe, Eyal Schneid says 'We are enhancing our core business by combining innovative methodologies and delivery mechanisms to meet specific customer needs; all with proven Return on Investment. We know blended solutions increase knowledge results up to fourfold versus traditional Instructor-led Training. Large organizations see the benefits and we're serious about bringing world-class blended solutions to the UK.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

The recent vendor accreditation of Microsoft Gold Learning Partner status signifies that John Bryce Training UK Ltd. is among the elite of Microsoft's Training Partners, with proven experience on the latest emerging technologies such as .NET. It is one of only 6 training providers to achieve this highest endorsement out of a possible 60 or so UK Microsoft CTECs.

About John Bryce Training UK Ltd.:

John Bryce Training UK Ltd. (formerly Aris Education) is a leading provider of 'blended solutions'; total training solutions which combine innovative methodologies and delivery mechanisms including instructor-led training, web-based training and live internet interactive training using one of the UK's first live-broadcast online studios.

John Bryce Training UK Ltd. has just been awarded Gold Learning Partner status by Microsoft and is one of only a handful of the 50 or so UK CTECs (Certified Training and Education Centres) to gain this prestigious award in recognition of the level of expertise and quality of Microsoft training.

The organization's ability to unite classic, quality IT Training with new training methods cost-effectively, has been widely rewarded. Voted 'Outstanding' for both quality and value by readers of IT training magazine in the year 2000, John Bryce Training UK Ltd. has won Microsoft's 'European Training Partner of the Year' award no less than three times in the past decade (under the brand name Aris Education).

This leading Microsoft CTEC has been providing top quality technical education for nearly two decades to 60% of the UK's FTSE 100. Launched in 1983 as Oxford Computer Group, Aris Education acquired Barefoot Computer Training in 1998 and was sold to Mentergy Group in August 2000. It now forms part of John Bryce Training, Mentergy's European IT Training arm with branches in Germany, Hungary, Turkey and Israel. This move brought with it the most up-to-date, award-winning e-learning tools, coupled with the experience and proven project methodologies of a global organisation.

More recently, the portfolio has been broadened to offer Checkpoint, Lotus and Novell certification as well as Total Training Solutions. John Bryce Training UK Ltd. has a proven track record in assimilating the latest ERP & CRM technologies within corporations. Uniquely, it is the only IT Training company worldwide which has experience in delivering end-user training for Baan, Clarify, SAP, Siebel and Oracle.

Finally, multinational companies can count on John Bryce Training UK Ltd. to train their workforces globally through a partnership with the Global Learning Alliance.
<u>www.johnbryce.co.uk</u>

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

For Immediate Release

Company Contact: Ziv Mandl
Mentergy, Ltd.
+972-3-7535790
zmandl@mentergy.co.il

Eytan Mucznik
Mentergy Ltd.
+972-3-7535708
meytan@mentergy.co.il

Ron Zamir
Mentergy, Inc.
404-668-9915
ronz@mentergy.com

New Release of LearnLinc® 6.0 to Lead the Live Learning Market With Enhanced Functionality and Groundbreaking Features

The new version of LearnLinc incorporates expanded instructor functionality, increases ease-of-use for students, and offers flexibility for meetings, self-paced study, and live classes.

Salt Lake City, UT (May 13, 2002) – Mentergy™, Ltd. (NASDAQ: MNTE), a leading global provider of blended e-Learning solutions, announces the release of LearnLinc® 6.0 scheduled for the end of this month. LearnLinc 6 presents an integrated virtual classroom platform that paves the way for a successful and robust e-Learning experience for students and instructors alike. The instructor-led virtual classroom platform will be released with several new significant features and makes e-Learning easy to implement and use. Born from a vision of software that would concentrate on the effective transfer of knowledge from instructor to student, and merged with a strong instructional design focus, LearnLinc's award-winning platform is proven to be the most effective and engaging virtual classroom on the market today.

Exciting new LearnLinc classroom features include:

- One-click, automatic Classroom preparation when joining a class (no more advance installation required!).
- Two-way video over the Internet, enhancing e-Learning with "face-to-face" communication.
- LearnLinc Meetings – one click from e-mail gets invited guests into the meeting.
- A full set of markup tools to use on PowerPoint slides during class presentations.
- The Sync2Async editor, providing "post production" editing of Classroom recordings to create asynchronous content from a synchronous event.
- Application synchronization improvements that let instructors focus on the materials they are presenting instead of the technology of delivery.
- A new modern look for the LearnLinc Classroom that lets users customize the Classroom experience on-the-fly.

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

The new features compliment the extensive feature list that has already made the LearnLinc platform an industry leader. LearnLinc is known for having:

- The fastest, split-screen Application Sharing available
- High-quality, reliable, full-duplex audio over the Internet
- TestLinc – seamlessly integrated web-based testing and assessment
- Full-featured, synchronized multimedia content support (Quest, ToolBook, Authorware, Director, HTML)

Gayle Steinman, Distance Learning Product Manager for Sabre Technologies and a LearnLinc client for over 3 years, discusses the benefits of the new LearnLinc 6, "We are very excited about the new PowerBoard function because it will help us reduce browser conflicts during class; our globally dispersed students and clients use many different browsers and now we can display presentations easily and quickly. The ability to annotate the slides directly as we progress in class will engage the students and give instructors flexibility. The finishing touches; such as loading image message, will benefit students at slower connection speeds by keeping them in touch with the class and the slide navigator; which allows the instructor to move to a specific slide for reference in class."

Mentergy's LearnLinc has a legacy of powerful technology and instructional design with a simple interface that makes it easy for a student new to interactive applications to join class and participate. LearnLinc's award-winning live platform has incorporated adult learning techniques and principles to create the most effective and engaging virtual classroom on the market today. The virtual classroom platform earned its noteworthy reputation for developing interactive features that simulate the environment of a classroom, such as powerful application sharing, interactive text chat and two-way voice audio, feedback, and surveys. LearnLinc has enhanced its Instructor features and content tools with new components such as presentation mark-up ability, automatic synchronizing technologies, editing capabilities for self-paced courses, and improved collaborative meeting software built in to the virtual campus.

Adam Stewart, Vice President of Global Research and Development, said, "LearnLinc is truly a unique learning platform and our clients are always impressed with LearnLinc's ease of use. We passionately strive to maintain a user-friendly environment, while incorporating enhancements and competitive changes to our features. In addition to our outstanding customer service practices, we feel we have the best live learning environment in the market. LearnLinc delivers a stable and hassle-free live learning environment."

The advantages of using a live virtual classroom include being able to reach a widely dispersed sales force or employee sites at once, allowing students to participate and interact just as they would in a traditional classroom, and enabling students/employees to stay on the job longer while training. LearnLinc can be accessed anywhere and anytime by anyone who has a 28.8k Internet connection or higher, and classes can be recorded and played back by students and instructors at a later date for reference and to review skills. LearnLinc's distributed architecture allows a virtually unlimited amount of students to simultaneously participate in class from anywhere in the world.

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

Mr. Stewart adds, "With the LearnLinc platform, organizations get exactly what they need, instead of a standardized enterprise platform that does not address their needs. We provide the building blocks for the successful implementation of live e-Learning."

LearnLinc live learning assists corporations in reducing travel costs, reducing the need for retraining, and improving employee productivity. LearnLinc is available as a concurrent user-licensing package or as a hosted solution, and is used throughout enterprise corporations worldwide such as Aetna, WorldCom, Standard Register, and Williams Scotsman to gain business profits and quick return on investment.

To find out more about the new LearnLinc and how it can make your e-Learning initiative easier, visit www.mentergy.com or call 1-800-325-7850.

Note to Editors and Analysts: Mentergy will be demonstrating LearnLinc 6 live on the web the week of May 13, 2002. To reserve a time to preview the new LearnLinc platform, please contact Melanie Endsley at melaniee@mentergy.com or 1-800-325-7850.

About LearnLinc:
The LearnLinc live e-Learning platform assists corporations in reducing travel costs, reducing the need for retraining, and improving employee productivity. LearnLinc is available as a concurrent user-licensing package or as a hosted solution, and is used throughout enterprise corporations worldwide such as Aetna, WorldCom, Standard Register, and Williams Scotsman to gain business profits and quick return on investment.

The advantages of using a live virtual classroom include being able to foster communication and education (for example, a widely dispersed sales force or different employee sites around the world) by allowing students to participate and interact just as they would in a traditional classroom, and thus enabling students/employees to stay on the job longer while training. LearnLinc can be accessed anywhere and anytime by anyone who has a 28.8k or higher Internet connection, and classes can be recorded and played back by students and instructors at a later date for reference and to review skills. LearnLinc's distributed architecture allows a virtually unlimited amount of students to simultaneously participate in class from anywhere in the world.

LearnLinc works with other Mentergy learning offerings, including the new FastFLEX rapid content deployment process, and Designer's Edge, the industry leading instructional design content tool. LearnLinc 6 supports Windows XP, can be easily integrated with other leaning infrastructures, and has been tested successfully with over 100,000 users to support enterprise-wide use.

To find out more about the new LearnLinc and how it can make your e-Learning initiative easier, visit www.mentergy.com or call 1-800-325-7850.

About Mentergy:
Mentergy, Ltd. (NASDAQ:MNTE), formerly Gilat Communications, Ltd. (NASDAQ: GICOF), is a global e-Learning company, providing e-Learning products, consulting, and courseware development services for large enterprises. With over 21 years of expertise

Mentergy™

Mentergy, Ltd.
4 HaChilazon St.
52522 Ramat Gan, Israel
Tel: +972 3-7535790
Fax: +972 3-7523906

in the learning industry, Mentergy assists businesses worldwide to make a cost-effective shift from traditional learning to a blended e-Learning approach. Mentergy Ltd.'s North American operations comprise of the Allen Communication Learning Services division and the LearnLinc Live e-Learning division (Mentergy, Inc.), in addition to John Bryce Training in Israel and Europe, and a global sales and marketing operation that includes Mentergy Europe.
www.mentergy.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with the Company's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.